UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING (Check one):	OMB APPROVAL
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SEC FILE NUMBER
000-30695

CUSIP NUMBER
043279108

[ x ] Form 10-K    [           ] Form 20-F    [           ] Form 11-K
[           ] Form 10-Q    [           ] Form 10-D    [           ] Form N-SAR    [           ] Form N-CSR

For Period Ended: December 31, 2007

[ ]	Transition Report on Form 10-K
[ ]	Transition Report on Form 20-F
[ ]	Transition Report on Form 11-K
[ ]	Transition Report on Form 10-Q
[ ]	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

ARVANA INC.
Full Name of Registrant

N/A
Former Name if Applicable

2610 - 1066 West Hastings Street
Address of Principal Executive Office (Street and Number)

Vancouver, British Columbia V6E 3X2
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The preparation of the Company's Annual Report on Form 10-KSB and the accompanying consolidated audited financial statements for the year ended December 31, 2007 were not completed in sufficient time to enable the Company to complete the filing of the Form 10-KSB within the prescribed period. Although management of the Company has been working diligently to prepare the annual report on Form K-QSB for the year ended December 31, 2007, the work necessary to complete the report cannot be finished in sufficient time to permit the filing on the scheduled due date of March 31, 2008 without unreasonable effort or expense due to the Company's disposal of its wholly-owned subsidiary Hallotel Deutschland GmbH ("Hallotel") on December 7, 2007. The Company anticipates that the Form 10-KSB will be filed on or before the fifteenth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Wayne Smith	604	684-4691
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

[ x ] Yes [           ] No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ x ] Yes [           ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Due to the Company's acquisition of its subsidiary company BCH Beheer and its wholly-owned subsidiary Hallotel on August 23, 2006, and subsequent disposal of Hallotel on December 7, 2007, the Company's results of operations are expected to be significantly different from the results of operations for the prior fiscal year. The Company anticipates revenues for the year ended December 31, 2007 to be significantly different from those of 2006 due to the difference in the period of time that Hallotel's results of operations are included. In addition, the Company expects to record a loss on disposal of Hallotel. A reasonable estimate of the results cannot yet be made as the accounting for the Hallotel results of operations has not been fully completed.

ARVANA INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 1, 2008	By:	/s/ Wayne Smith
Wayne Smith
	Title:	Chief Financial Officer